August 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Enersis Américas S.A. Amendment No. 2 to Registration Statement on Form F-4 Filed August 10, 2016 File No. 333-211405

Amendments to the Schedule 13E-3 filed by Enersis Américas S.A., Enel S.p.A., Enel Iberoamérica, S.R.L., and Enel Latinoamérica, S.A. Filed August 10, 2016 File No. 005-89569

Ladies and Gentlemen:

On behalf of Enersis Américas S.A. (“Enersis Américas” or the “Company”), transmitted herewith is Amendment No. 3 (“Form F-4 Amendment No. 3”) to the Registration Statement on Form F-4 of Enersis Américas that was initially filed on May 17, 2016 (the “Registration Statement”) and Amendment No. 2 to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 2”) that was initially filed on July 15, 2016 (“Schedule 13E-3”), by Enersis Américas, Enel S.p.A., Enel Iberoamérica, S.R.L., and Enel Latinoamérica, S.A. (the “Enel Filing Persons”).

This letter also is in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2016 in connection with Amendment No. 2 to the Registration Statement filed on August 10, 2016 and Amendment No. 1 to the Schedule 13E-3 filed on August 10, 2016. Set forth below are the Staff’s comments (in bold face type) followed by Enersis Americas’ responses.

References to “we”, “us” and “our” in the responses set forth below are to Enersis Américas, unless the context otherwise requires. Capitalized terms used in this letter and not otherwise defined herein have the meaning ascribed to them in Form F-4 Amendment No. 3 or the Schedule 13E-3 Amendment No. 2, as applicable.

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Securities and Exchange Commission	-2-	August 29, 2016

Schedule 13E-3

1.	As presented in your Rule 14e-5 exemptive request letter, the merger and tender offer constitute parts of a single reorganization transaction structured in several parts to address concerns regarding the rights of minority shareholders. In making a decision whether to vote for the merger, shareholders will consider the tender offer (or dissenters’ withdrawal rights) as alternatives. Given this fact, the filing persons must discuss the fairness of the transaction as a whole pursuant to Item 1014 of Regulation M-A. Please tell us how you intend to provide the disclosure required by Schedule 13E-3 as to the tender offer. If you plan to incorporate that disclosure by reference into the Form F-4, we note that it does not appear that the tender offer and its fairness are currently separately addressed as required by Schedule 13E-3. Please revise or advise.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

Enersis Américas intends to prepare and file with the Commission a combined Schedule TO and Schedule 13E-3 (the “Schedule TO/13E-3”) with respect to the tender offers that will include the disclosure required by Schedule 13E-3 with respect to the tender offers in an Offer to Purchase that will be distributed to all shareholders of Endesa Américas (other than Enersis Américas) resident in the United States and all holders of Endesa Américas ADSs. With respect to the fairness of the tender offers, the Boards of Directors of Enersis Américas and Endesa Américas are expected to hold meetings on August 31, 2016, to review the tender offers and take action to determine the fairness of the tender offers to the unaffiliated shareholders of Endesa Américas.

The Enel Filing Persons and Endesa Américas expect to file with the Commission the Schedule TO/13E-3, including a preliminary Offer to Purchase, that does not include a transmittal form in accordance with the Staff’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations Regarding the Tender Offer Rules and Schedules, immediately after the August 31, 2016 Board actions to facilitate the Staff’s review of the Schedule TO/13E-3 in advance of the formal launch of the tender offers.

Securities and Exchange Commission	-3-	August 29, 2016

2.	Please revise the Schedule 13E-3 to include Endesa Américas as a filing person and have Endesa Américas sign the Schedule 13E-3. Please refer to Question 101.01 of our Compliance and Disclosure Interpretations for Going Private Transactions. Please also revise the Schedule 13E-3 to include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to Endesa Américas’ directors and officers. See General Instruction C to Schedule 13E-3.

Response:

In response to the Staff’s comment, Enersis Américas (i) has revised Schedule 13E-3 Amendment No. 2 to include Endesa Américas as a filing person and to have Endesa Américas sign the Schedule 13E-3 and (ii) has also revised the disclosure in Form F-4 Amendment No. 3 to provide the requested disclosure required by Schedule 13E-3 with respect to Endesa Américas’ directors and officers.

Registration Statements on Form F-4

Letter to Shareholders

3.	We note your disclosure that unless 85% of Enersis Américas shares not beneficially owned by Enel Iberoamérica are voted against the merger-related proposals, the merger-related proposals will be approved by Enersis Américas shareholders. However, we note your disclosure on page 4 that abstentions and non-votes will have the same effect as a vote against the merger-related proposals. Please revise your disclosure for consistency.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Letter to Shareholders” in Form F-4 Amendment No. 3 to make the disclosure consistent with respect to the effect of abstentions and non-votes.

Securities and Exchange Commission	-4-	August 29, 2016

Important Note Regarding the Tender Offers, page v

4.	Refer to the language in the second sentence of the second paragraph in this section. We understand you have committed to and will launch a tender offer while shareholders are able to vote on the merger. Please revise the language to clarify if the tender offers are conditional or advise.

Response:

In response to the Staff’s comment, Enersis Américas has revised the language in “Important Note Regarding the Tender Offers” and similar language elsewhere in Form F-4 Amendment No. 3 to delete the words “and if” to make clear that Enersis Américas is committed to launch the tender offers in connection with the merger.

Questions and Answers about the Merger, page 1

5.	Please add a question and answer segment discussing the contemplated tender offers, including a brief summary of the timing and material terms of the offers and noting that the consummation of the tender offers will be conditioned on achieving the requisite shareholder approvals for or consummation of the merger. Your revised disclosure should compare the tender offer price to the dissenters’ withdrawal rights price as of a recent date. Consider revising the title of this section once these changes are made.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Questions and Answers about the Merger and the Tender Offers” in Form F-4 Amendment No. 3 to provide the requested disclosure.

Securities and Exchange Commission	-5-	August 29, 2016

6.	Please revise the existing disclosure in this section to reference the tender offers, as relevant to the discussion. For example, where you discuss the statutory dissenters’ withdrawal rights provided with respect to the merger, note the existence of the tender offer as another means of receiving cash in lieu of shares pursuant to the merger.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that Enersis Américas has added additional disclosure regarding the tender offers in “Questions and Answers about the Merger and the Tender Offer” in Form F-4 Amendment No. 3 in response to Comment No. 5 above. In addition, Enersis Américas respectfully notes that the question and answer “Do I have appraisal rights?” also discusses the tender offers and the question and answer “What will happen if I abstain from voting or fail to vote?” contains a cross reference to “Do I have appraisal rights?”.

Incorporation of Certain Information by Reference, page 9

7.	Please include the original filing date of the Registration Statement on Form 20-F that you have incorporated by reference.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Incorporation of Certain Information by Reference” in Form F-4 Amendment No. 3 to include the original filing date of the Registration Statement on Form 20-F.

Securities and Exchange Commission	-6-	August 29, 2016

Prospectus Summary

Alternatives for Holders of Endesa Américas Shares and ADSs, page 13

8.	Please also disclose the U.S. Dollar value as well as the Observed Exchange Rate and date on which the Observed Exchange Rate is to be calculated for the consideration to be received by shareholders that exercise statutory merger dissenters’ rights and shareholders and ADS holders that tender in the tender offers.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that the consideration to be received by shareholders that exercise statutory merger dissenters’ withdrawal rights will be paid in Chilean pesos only and the consideration to be received by shareholders and ADS holders that participate in the U.S. Offer will be paid in U.S. dollars calculated based on the weighted average exchange rate actually obtained for conversion of such amounts on the trading day prior to the date of payment. Enersis Américas has revised the disclosure in “Questions and Answers about the Merger and the Tender Offers”, “Summary—Alternatives for Holders of Endesa Américas Shares and ADSs” and “The Tender Offers” in Form F-4 Amendment No. 3 to provide such disclosure.

Special Factors, page 27

9.	Please disclose the reasons for undertaking the Reorganization at this time. See Item 1013(c) of Regulation M-A.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Reasons for the Merger” in Form F-4 Amendment No. 3 to provide the requested disclosure.

Securities and Exchange Commission	-7-	August 29, 2016

10.	We note your disclosure on page 32 identifying members of the Directors’ Committees of Enersis Américas and Endesa Chile. However, this disclosure is not consistent with the disclosure on pages 20-21 regarding certain members of the Directors’ Committees. Please revise this section to disclose when the composition of the Directors’ Committees changed, or advise.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The members of the Directors’ Committee of Enersis Américas disclosed on page 20 are the current members of the Directors’ Committee that were appointed on April 29, 2016, while the members identified on page 32 were the members of the Directors’ Committee as of November 4, 2015. The current Board of Directors of Enersis Américas was elected by the shareholders of Enersis Américas at the annual ordinary shareholders’ meeting of Enersis Américas held on April 28, 2016. On April 29, 2016, the newly elected Board of Directors re-appointed Hernán Somerville S. as a member of the Directors’ Committee of Enersis Américas and appointed Patricio Gómez S. and Domingo Cruzat A. as new members of the Directors’ Committee of Enersis Américas to replace Herman Chadwick P. and Rafael Fernández M., who were not re-elected as directors of Enersis Américas.

The members of the Directors’ Committee of Endesa Américas disclosed on page 21 are the current members of the Directors’ Committee of Endesa Américas that were appointed on April 27, 2016, while the members disclosed on page 32 were the members of the Directors’ Committee of Endesa Chile as of November 4, 2015. Endesa Américas did not exist at such time because it was prior to the spin-off of Endesa Américas by Endesa Chile. The current Board of Directors of Endesa Américas was elected by the shareholders of Endesa Américas at the annual ordinary shareholders’ meeting of Endesa Américas held on April 27, 2016. The newly elected Board of Directors on the same day appointed Hernán Cheyre V., Eduardo Novoa C. and Loreto Silva R. as the members of the Directors’ Committee of Endesa Américas.

Enersis Américas has revised the disclosure in “Special Factors—Background of the Merger” in Form F-4 Amendment No. 3 to provide disclosure clarifying the change in the composition of the various Directors’ Committees.

Securities and Exchange Commission	-8-	August 29, 2016

11.	We note your disclosure on page 29 that the proposed Reorganization must be carried out on arm’s length terms. Please explain how the manner in which the Reorganization was effected complied with the requirement that it be carried out on arm’s length terms.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

The Reorganization has been conducted in compliance with SVS guidelines regarding related party transactions, which ensure that the Reorganization is carried out on arm’s length terms under Chilean law. For example, as disclosed in Form F-4 Amendment No. 3, the Reorganization was carried out in compliance with the July 2015 SVS Letters and the November 2015 SVS Letters prior to the March 22, 2016 judgment by the Santiago Court of Appeals, which ruled that the merger is a related party transaction under Chilean law. Following the determination by the Santiago Court of Appeals, the Reorganization has been carried out in compliance with Chilean legal requirements regarding related party transactions.

12.	We note your response to comment 10. We are unable to agree with your conclusion that the reports issued by the financial advisors of the Directors’ Committees of Enersis Américas and Endesa Chile and the reports issued by the independent appraisers of Enersis Américas and Endesa Chile referenced on page 34 are not materially related to this Rule 13e-3 transaction. In this regard, we note that these materials were considered by the Boards of Directors in determining the preliminary exchange ratios which were announced publicly, and that the exchange ratio applicable to Endesa Américas’ common stock is unchanged from the preliminary ratio proposed. Please provide the information required by Item 1015(b) of Regulation M-A for these materials.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that Enersis Américas respectfully notes that the disclosure in Form F-4 Amendment No. 2 included disclosure of the preliminary reports issued by (i) Colin Becker on October 30, 2015 to the Board of Directors of Endesa Chile (see “Special Factors—Endesa Américas—Summary of Report of Independent Appraiser of Endesa Américas (Colin Becker)—Preliminary Reports and Presentations by Colin Becker and PwC Chile”), (ii) Tyndall on October 8 and November 4, 2015 to the Directors’ Committee of Endesa Chile (see “Special Factors—Endesa Américas—Summary of Report of Additional Independent Valuator of Endesa Américas (Tyndall)—Preliminary Reports by Tyndall”) and (iii) Credicorp Capital on September 8, October 13, October 23 and October 27, 2015, as well as a final report dated November 2, 2015 (see “Special Factors—Enersis Américas—Summary of Report of Additional Independent Valuator of Enersis Américas (Credicorp Capital)—Preliminary Presentations by Credicorp Capital”), to the Directors Committee of Enersis Américas, as well as the information requested by Item 1015(b) of Regulation M-A related to the materials.

Securities and Exchange Commission	-9-	August 29, 2016

13.	We note your response to comment 14. Considering that the Boards of Directors and independent advisors considered conflicts of interest with Enel Green Power to be a potential risk of this transaction, and the apparent purpose of the November 2015 Enel Letter was to provide commitments from Enel to mitigate the risk of these conflicts of interest, please provide greater analysis as to why the Italian legal opinions are not materially related to this transaction.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Background of the Merger” in Form F-4 Amendment No. 3 to provide disclosure regarding the Italian legal opinion and has filed the consent of Chiomenti Studio Legale as an exhibit to Form F-4 Amendment No. 3. In addition, Enersis Américas supplementally advises the Staff that the document issued by Claudio Sartorelli, who is the Secretary of the Board of Directors of Enel, is in fact not a legal opinion but a secretary’s certificate that confirms the delegated authority of Giulio Fazio to sign the November 2015 Enel Letter as support for the Chiomenti Studio Legale opinion.

14.	We note your response to comment 11 and your revised disclosure. Please revise to summarize preliminary and final projections.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Background of the Merger” in Form F-4 Amendment No. 3 to provide the requested disclosure and supplementally advises the Staff that there was only one set of projections provided.

15.	Please summarize the “numerous variables and assumptions” on which the projections on page 32 are based. In addition, briefly note the underlying limitations (primary factors that could cause the projections to change) on the projections disclosed.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Background of the Merger” in Form F-4 Amendment No. 3 to provide the requested disclosure.

Securities and Exchange Commission	-10-	August 29, 2016

16.	We note your response to comment 15 and your revised disclosure regarding the December 16, 2015 and December 17, 2015 letters from AFP Provida, AFP Cuprum, and AFP Capital. Please disclose the conditions requested by such minority shareholders aside from their requests to increase the tender offer consideration and raise the withdrawal rights limit, and discuss any action(s) taken by the Boards in response to such requests.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Background of the Merger” in Form F-4 Amendment No. 3 to provide the requested disclosure.

17.	We note your disclosure on page 43 that on June 29, 2016, the Board received presentations by Credicorp Capital and Pablo D’Agliano. Please clarify if these are the presentations dated and identified as “delivered” on June 28, 2016 in the Exhibit Index of the Schedule 13E-3.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Background of the Merger” in Form F-4 Amendment No. 3 to delete the reference to the June 29, 2016 meeting of the Board of Directors of Enersis Américas, which was in error. As disclosed in Form F-4 Amendment No. 3, Credicorp Capital delivered its presentation to the Directors’ Committee of Enersis Américas on June 28, 2016 and Pablo D’Agliano delivered his presentation to the Board of Directors of Enersis Américas on June 28, 2016.

Endesa Américas

Position of Endesa Américas as to the Fairness of the Merger, page 48

18.	We note that the Board of Directors unanimously determined that the merger is fair to and in the best interests of Endesa Américas and the unaffiliated shareholders. Please revise to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

Securities and Exchange Commission	-11-	August 29, 2016

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Endesa Américas—Position of Endesa Américas as to the Fairness of the Merger” in Form F-4 Amendment No. 3 to clarify that the fairness determination was with respect to both substantive and procedural fairness. In addition, Enersis Américas respectfully notes that the existing disclosure contains disclosure addressing both the substantive and procedural factors considered by the Board of Directors of Endesa Américas.

19.	We note that the Board of Directors of Endesa Américas considered Deutsche Bank’s opinion, as well as the reports of the independent appraiser, Mr. Becker, and independent valuators, Santander Chile and Tyndall, regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of another party with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, the filing party must specifically adopt the analysis of the other party in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether the Board of Directors of Endesa Américas adopted the analyses and opinions of Deutsche Bank, Mr. Becker, Santander Chile, and Tyndall. Note, however, that to the extent such persons did not adopt another party’s discussion and analysis or such discussion and analyses do not address each of the factors listed in Item 1014, such filing person must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant or were considered but given little weight in the context of this transaction (and why).

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in Form F-4 Amendment No. 3 to clarify that the Board of Directors of Endesa Américas (i) considered, reviewed and adopted the analyses and opinions of Deutsche Bank, Mr. Becker, Santander Chile and Tyndall, (ii) considered, reviewed and adopted the valuation analyses of Mr. Becker in connection with the going concern value of Endesa Américas, and (iii) based on such considerations and the other factors described in Form F-4 Amendment No. 3, believes that the merger is substantively and procedurally fair to the unaffiliated shareholders of Endesa Américas.

Securities and Exchange Commission	-12-	August 29, 2016

20.	Please clarify how the Board of Directors determined that the transaction was fair to all unaffiliated shareholders when it does not appear that the fairness opinion or any of the reports from the independent appraiser and valuators considered the ADS exchange ratio in their analysis.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff as follows:

A separate analysis of the ADS exchange ratio was not necessary to determine the fairness of the transaction to all unaffiliated shareholders of Endesa Américas because the Endesa Américas ADS exchange ratio is a mathematical extension of the merger exchange ratio of 2.8 shares of Enersis Américas common stock for each share of Endesa Américas common stock. As disclosed in Form F-4 Amendment No. 3, each Endesa Américas ADS represents 30 shares of Endesa Américas common stock and each Enersis Américas ADS represents 50 shares of Enersis Américas common stock. Based on such ADS ratios, the Endesa Américas ADS exchange ratio of 1.68, as disclosed in Form F-4 Amendment No. 3, was calculated as follows:

2.8 shares of Enersis Américas	x	30 shares of Endesa Américas per ADS	=1.68
1 share of Endesa Américas		50 shares of Enersis Américas per ADS

Independence of the Directors’ Committee and the Boards of Directors, page 51

21.	Please revise this section to disclose the number of members of the Board of Directors that were deemed to have an interest in the merger for purposes of Article 147 of the Chilean Companies Act.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Endesa Américas—Position of Endesa Américas as to the Fairness of the Merger” in Form F-4 Amendment No. 3 to provide the requested disclosure.

Securities and Exchange Commission	-13-	August 29, 2016

Summary of Deutsche Bank Securities Inc.’s Fairness Opinion, page 55

22.	If any filing person is relying on Deutsche Bank’s opinion, please tell us how such person was able to reach the fairness determination as to unaffiliated security holders given that the Deutsche Bank’s fairness opinion addresses fairness with respect to holders of your shares other than Enersis Américas and their affiliates, rather than all unaffiliated security holders. Refer to Item 1014(a) of Regulation M-A.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that it and Endesa Américas believe that “holders of Endesa Américas shares other than Enersis Américas and their affiliates” has the same meaning as “unaffiliated shareholders of Endesa Américas” because the reference to that group of shareholders necessarily includes all of the unaffiliated shareholders of Endesa Américas. Therefore, the fact that the Deutsche Bank fairness opinion addresses fairness with respect to holders of Endesa Américas shares other than Enersis Américas and their affiliates does not affect Endesa Américas’ reliance on such opinion in making its fairness determination with respect to all unaffiliated shareholders of Endesa Américas.

23.	We note that the description of the material relationships between DB Group and Enersis Américas and its affiliates does not include a quantitative description of the fees paid or to be paid to DB Group and its affiliates by Enersis Américas and its affiliates. Please revise to provide such disclosures. Refer to Item 1015(b)(4) of Regulation M-A. This comment also applies to the relationship between Enersis Américas and its affiliates and PwC Chile.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in Form F-4 Amendment No. 3 to provide the requested disclosure. Please see “Special Factors—Endesa Américas—Summary of Deutsche Bank Securities Inc.’s Fairness Opinion” and “Special Factors—Endesa Américas—Summary of Report of Independent Appraise of Endesa Américas (Colin Becker)”.

Securities and Exchange Commission	-14-	August 29, 2016

Summary of Endesa Américas Directors’ Statements

Market Conditions, page 55

24.	Please clarify the meaning of the statement in the last bullet point of this section that the proposed merger exchange ratio “is rational, just and sensible.”

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that the original Spanish language text underlying the phrase “rational, just and sensible” would be more appropriately translated as “reasonable and fair” and has revised the disclosure in Form F-4 Amendment No. 3 accordingly.

Preliminary Reports by Tyndall, page 85

25.	Please elaborate upon the “certain risks” to which Endesa Chile shareholders are subject in connection with the merger that were considered by Tyndall.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Endesa Américas—Summary of Report of Additional Independent Valuator of Endesa Américas (Tyndall)” in Form F-4 Amendment No. 3 to provide the requested disclosure.

Preliminary Presentations by Santander Chile, page 80

26.	Please file all relevant written materials as exhibits to the Schedule 13E-3. In this regard, we note your reference to the July 26, 2016 written presentation in the second paragraph of this section.

Response:

In response to the Staff’s comment, Enersis Américas has filed the relevant written materials as exhibits to Schedule 13E-3. In addition, Enersis Américas has revised the disclosure in “Special Factors—Endesa Américas—Summary of Report of Additional Independent Valuator of Endesa Américas (Santander Chile)” in Form F-4 Amendment No. 3 to correct the incorrect reference to July 26, 2016 to be July 27, 2016 in view of the fact that there is no July 26, 2016 written presentation.

Securities and Exchange Commission	-15-	August 29, 2016

Summary of Report of Additional Independent Valuator of Endesa Américas (Tyndall), page 81

27.	Please address how each filing person relying on the Tyndall Report was able to reach the fairness determination as to unaffiliated security holders given that Tyndall’s scope of engagement was to provide an analysis of whether the merger is in the best interest of Endesa Américas shareholders, including unaffiliated shareholders, but its stated conclusions in this summary and the full final report do no separately address the impact of the merger on unaffiliated security holders.

Response:

In response to the Staff’s comment, Enersis Américas supplementally advises the Staff that Tyndall’s conclusion that the merger is in the best interest of all shareholders of Endesa Américas is in accordance with its responsibilities as an independent valuator under Chilean law and that, by definition, all shareholders include all unaffiliated shareholders. Therefore, such conclusion does not affect Endesa Américas’ reliance on the Tyndall Report in making its fairness determination with respect to all unaffiliated shareholders of Endesa Américas.

Summary of BofA Merrill Lynch’s Fairness Opinion

Miscellaneous, page 98

28.	Please quantify the amount of the discretionary fee payable by Enersis Américas to BofA Merrill Lynch.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Endesa Américas—Summary of BofA Merrill Lynch’s Fairness Opinion—Miscellaneous” in Form F-4 Amendment No. 3 to provide the requested disclosure.

Securities and Exchange Commission	-16-	August 29, 2016

Projections Summary, page 114

29.	We note the statement that the financial projections are summarized. Please confirm this summary includes all material information in the projections, including all preliminary and final projections.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Projections Summary” in Form F-4 Amendment No. 3 to provide the requested disclosure and supplementally advises the Staff that there was only one set of projections provided.

30.	Please identify the “numerous variables and assumptions” on which these projections are based. Refer to Item 10(b) of Regulation S-K.

Response:

In response to the Staff’s comment, Enersis Américas has revised the disclosure in “Special Factors—Projections Summary” in Form F-4 Amendment No. 3 to provide the requested disclosure.

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Securities and Exchange Commission	-17-	August 29, 2016

Should you have any questions or comments concerning the Form F-4 Amendment No. 3 or the Schedule 13E-3 Amendment No. 2, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Nicolás Billikopf

Paolo Pirri